FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

October 13, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 13, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the they have expanded the resource at the Livengood Gold Project, Alaska, by 64%.

Item 5.	Full Description of Material Change

The Issuer reports the results of the independently prepared October 2009 mineral resource estimate for the Money Knob deposit at the Livengood gold project near Fairbanks, Alaska.  The independent study incorporates all drilling results received through September 25, 2009, a total of 308 diamond and reverse circulation holes, totalling 83,200 metres.  The project continues to operate 4 drills and expects to complete approximately 25 additional holes before the end of the 2009 drill campaign.  Results for an additional 37 completed drill holes are pending.

Using a 0.5 g/t gold cutoff, the new estimate yielded an indicated resource of 8.1M ounces of gold and an inferred resource of 4.4M ounces of gold (Table 1).  Using a 0.7 g/t gold cutoff, the new resource yielded an indicated resource of 5.4M ounces of gold and an inferred resource of 2.8M ounces of gold (Table 2).  Using a 0.9 g/t gold cutoff, the new resource estimate yielded an indicated resource of 3.4M ounces gold at 1.36 g/t gold and inferred resource of 1.8M ounces gold at 1.46 g/t gold (Table 3).  These high-grade areas form large coherent bodies that could form important economic drivers for future mining studies.

Table 1 : October 2009 Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.50	297	0.85	8.1
Inferred	0.50	164	0.84	4.4

Table 2 : October 2009 Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.70	158	1.07	5.4
Inferred	0.70	78	1.11	2.8

Table 3 : October 2009 Livengood Resources (at 0.90 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.90	78	1.36	3.4
Inferred	0.90	38	1.46	1.8

The scale of the Livengood gold system is demonstrated by the size of the estimated resource using a 0.3 g/t cutoff (Table 4).  This resource forms a coherent body covering a lateral extent of three square kilometres and remains open in several directions.  Major step-out, scout drilling around the deposit within the large main gold anomaly is currently underway to assess the lateral extent of the system.

Table 4 : October 2009 Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.30	525	0.65	11.0
Inferred	0.30	336	0.61	6.6

This major expansion has highlighted the significant growth potential the Money Knob deposit at Livengood and has also demonstrated the continual enhancement of its potential production characteristics, as described below:

      The deposit is large and continues to grow; making it one of the top 5 North American gold deposits owned 100% by a junior.*
      The average grade of the resource has increased by 18% from the initial resource estimate in February, 2008 to the current resource (at the 0.50 g/t gold cutoff).
      The higher grade core areas of the deposit have continued to grow, with estimated resources (at a 0.70 g/t gold cutoff) of indicated gold increased by 86% and inferred gold increased by 27% (5.4M ounces gold indicated and 2.8M ounces gold inferred up from 2.9M ounces gold indicated and 2.2M ounces gold inferred in the June, 2009 resource estimate).  The estimated resources at a 0.30 g/t gold cutoff of indicated gold have increased by 115% and inferred gold have increased by 24% (11M ounces gold indicated and 6.6M ounces inferred up from 5.1M ounces gold indicated and 5.3M ounces gold inferred in the June 2009 resource estimate).  This continued growth of the 0.70 cutoff estimated resource has been driven by the discovery of new higher grade zones in and around the deposit (Figures 1 and 2).
      Approximately 60% of the deposit has been affected by varying degrees of oxidation, with 40% in the un-oxidized category.  The variably oxidized material in the deposit will be the focus of the initial mining-heap leach study expected later this quarter.
      Much of the estimated resource added in the October 2009 update is from the new Sunshine and Northeast zones, where mineralization begins at surface and extends to depths of over 170 metres, forming a key element of the envisioned starter pit area of the deposit (Figure 2).

*Source: Thomas Weisel Partners The Gold Standard Oct 05, 09, Page 5: Large 5+ M oz Investable Takeover Targets Not Yet in Production

A new resource estimate is scheduled to be completed the first quarter of 2010 when all of the 2009 information has been received.  During the remainder of 2009 the Issuer expects to focus on completing the infill and step-out drilling in the Sunshine and Northeast zones as well as initial scout drilling of some of its priority new discovery targets.

The October 2009 estimated resource is expected to form the basis for Issuer’s first Preliminary Economic Assessment (PEA) of the Money Knob deposit at Livengood, which will incorporate the large, new, outcropping, oxide resource in the Sunshine and Northeast zones.  This initial mining study is anticipated to focus on the heap leach component of the deposit and will be augmented late in the first quarter of 2010 with the addition of milling of the higher grade mineralization following the completion of ongoing milling metallurgical studies.  As initial metallurgical testing for milling has been very encouraging, the Issuer anticipates that this addition could significantly enhance the project’s potential production profile.

  Figure 1 : Resource model through Core Zone section 428925E illustrating the favourable geometry of the main Core Zone mineralization.

 Figure 2 : Resource model through Sunshine Zone section 429525E illustrating the geometry of the Sunshine Zone and the location of the Eastern Zone.

Updated Resource Estimate

On October 10, 2009, Reserva International, Inc. delivered an updated mineral resource estimate, prepared as at September 25, 2009 in accordance with the requirements of N.I. 43-101, which incorporates the data for all drilling through September 25, 2009.  The October 2009 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.5 square kilometres and is based on 308 drill holes which have an average length of 270 metres and 11 trenches with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are very significant and consequently the resource model was heavily constrained by the lithological model developed by the Issuer.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on the estimation variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

A detailed description of the updated resource estimate and other pertinent geological information related to the Livengood project will be included in a NI 43-101 compliant technical report being prepared for the Issuer by Mineral Resource Services Inc. and Reserva International, Inc., which will be filed on SEDAR within 45 days of this October 13, 2009.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives expanding on the 2008 resource definition work and is only the initial step in what the Issuer envisions as a major exploration program to define one of the world’s larger new gold deposits.

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliott Highway and the Trans Alaska Pipeline Corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.  No major permitting hurdles have been identified on the project site to date.

Geological Overview

The Livengood Deposit is hosted in a thrust interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to the original fold-thrust architecture, and 2) steep NNW trending linear zones which focus the higher-grade mineralization that cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

As a comparison, the Fort Knox mine, one of North America’s larger gold mines, located 80 kilometres to the southeast of Livengood, reported in their March 31, 2008 43-101 technical report a proven and probable resource estimate of 134Mt at an average grade of 0.61g/t gold (the current Livengood resource significantly exceeds Fort Knox at this time).  The Fort Knox mine has announced that they are currently commissioning a large run of mine heap leach facility to augment their current milling operations, and estimates an average heap leach recovery of 61%.  The Fort Knox mine reported 2008 gold production of 329,105 ounces at total cost of approximately USD 460/ounce.  However, the Issuer cautions that this information with respect to the Fort Knox property and operations could not be verified by the Issuer and is not necessarily indicative of the mineralization on the Livengood Property or the potential production from, or cost of, any future mining of the Livengood Property.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

Tim Carew, P.Geo., of Reserva International, Inc., a consulting mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the October 2009 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments.  Mr. Carew is also a SME Registered Member.  Both Mr. Carew and Reserva International, Inc. are independent of the Issuer under NI 43-101.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the proposed timing for the preparation and delivery of an initial Preliminary Economic Assessment for the Livengood deposit, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Cautionary Note Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine including, without limitation, the Fort Knox mine.  The Issuer advises US investors that the mining guidelines of the SEC set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC.  The Issuer is exempt from the requirements of Industry Guide 7 pursuant to the Canada-U.S. Multi-Jurisdictional Disclosure System.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of the Livengood Property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 5, 2009